Exro to Launch Calgary Facility with Automotive Class Manufacturing

•Exro will launch a facility in Calgary featuring 37,000 square feet of production lines, product showrooms, and office spaces
•The new facility will have the capability to produce up to 100,000 units per year across all the Coil Driver products with automotive industry certifications
•Opening targeted for late Q4 2021 and automotive certified production by the end of 2022

Calgary, Alberta (March 31, 2021) – Exro Technologies Inc. (TSXV: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company which has developed a new class of power electronics for electric motors and batteries, is pleased to announce it is launching a facility (the “facility” or “new facility”) in Calgary with automotive class manufacturing.

The new facility will feature 37,000 square feet of production lines, product showrooms, and office spaces capable of producing units for the entire Coil Driver product line. The facility will also embrace clean energy solutions including solar power and battery energy storage solutions with a net zero carbon emissions objective. This will bring new clean technology jobs to Calgary across functions like engineering, operations, supply chain, and more.

Providing a foundation for the Company to grow over the next three years, the capacity of the facility is being designed to deliver up to an estimated 100,000 units per year across all the Coil Driver products, encompassing the entire product roadmap. This supports Exro’s strategic milestones to focus on low-volume manufacturing while still utilizing manufacturing partners and licensing contracts for future high-volume manufacturing.

The opening of the new facility will set the stage for Exro to execute on its strategic roadmap as a supplier to the automotive industry. It will be outfitted to meet certifications for ISO 9001:20151, IATF 169492, and ISO 262623 compliant product development. This is a major step forward for the Company in delivering high-quality and reliable commercial products to the regulated consumer automotive markets.

Functional safety and quality management system planning is already underway and will be held to the highest regard to meet the expectations for optimized product delivery. The doors are planning to be opened before the end of 2021 for employees and automotive certified production by the end of 2022.
“The launching of our new facility in Calgary is a reflection of our dedication to execute on our deliverables,” commented Sue Ozdemir, Chief Executive Officer of Exro. “This substantiates our cost-effective automotive market strategy and further establishes Exro’s position as a power electronics company.”

Exro’s current Calgary facility will continue to be a source for low-volume commercial products to the less regulated mobility applications with in-house design, testing, and assembly. It will remain the core innovation center for research and development, design and testing, and piloting prototypes for Coil Drivers, Battery Control Systems, and future technologies.

1 ISO 9001:2015 specifies requirements for demonstrating the ability to consistently provide products and services that meet regulatory requirements and aims to enhance customer satisfaction.
2 IATF 16949 is the global automotive industry standard for quality management systems.
3 ISO 26262 addresses safety-related systems that include one or more electrical systems that are installed in series production passenger cars.

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil Driver, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration enables efficiency optimization for each operating mode resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time so that power and efficiency are intelligently optimized.
For more information visit our website at www.exro.com.

ON BEHALF OF THE BOARD OF DIRECTORS
Sue Ozdemir, Chief Executive Officer
CONTACT INFORMATION
Canada: Jake Bouma
VP of Investor Relations
604-317-3936

United States: Vic Allgeier
TTC Group Inc.
646-841-4220
Email: info@exro.com
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Tags: Electric vehicles, electric bikes, electric scooters, electric motorbikes, sustainability, inverters, controllers, control technology, mobility, powertrain systems, Coil Driver, electromechanical drives, municipal vehicles.
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